Exhibit 99.1
Dole plc Reports Second Quarter 2023 Financial Results
DUBLIN – August 17, 2023 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") today released its financial results for the three and six months ended June 30, 2023.
Highlights for the three months ended June 30, 2023:
•Second quarter Revenue of $2.1 billion, an increase of 4.4%
•Second quarter Net Income of $52.3 million, an increase of 8.1%
•Second quarter Adjusted EBITDA1 of $122.7 million, an increase of 9.7%
•Second quarter Adjusted Net Income of $48.4 million and Adjusted Diluted EPS of $0.51
Financial Highlights - Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

	(U.S. Dollars in millions, except per share amounts)
Revenue	2,141	2,051	4,130	4,021
Income from continuing operations[2]	63.7	59.6	98.7	88.2
Net Income	52.3	48.4	72.8	51.8
Net Income attributable to Dole plc	42.3	41.3	56.4	39.9
Diluted EPS from continuing operations	0.56	0.55	0.86	0.80
Diluted EPS	0.44	0.43	0.59	0.42
Adjusted EBITDA[1]	122.7	111.8	223.1	203.7
Adjusted Net Income[1]	48.4	52.4	80.7	92.9
Adjusted Diluted EPS[1]	0.51	0.55	0.85	0.98

Commenting on the results, Carl McCann, Executive Chairman, said:

"We are very pleased with the strong result for the second quarter, delivering Adjusted EBITDA growth of 9.7%. This result is due to the dedication and efforts of all our people across the Group.

As we progress through the second half of the year, our performance for the first six months gives us confidence in achieving our targeted Adjusted EBITDA for the full year of at least $350.0 million.”
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). See full GAAP financial results in the appendix. Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share and Net Debt are non-GAAP financial measures. Refer to the appendix of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP financial measures.
2 Fresh Vegetables results are reported separately as discontinued operations, net of income taxes, in our condensed consolidated statements of operations, its assets and liabilities are separately presented in our condensed consolidated balance sheets, and its cash flows are included within the condensed consolidated cash flows for all periods presented. Unless otherwise noted, our discussion of our results included herein, outlook and all supplementary tables, including non-GAAP financial measures, are presented on a continuing operations basis.

Group Results - Second Quarter
Revenue increased 4.4%, or $90.3 million, primarily due to strong performance in the Fresh Fruit and Diversified EMEA segments, offset partially by the Diversified Americas segment. On a like-for-like basis3, revenue was 3.8%, or $77.9 million, ahead of prior year.
Adjusted EBITDA increased 9.7%, or $10.9 million, primarily driven by strong Fresh Fruit performance, offset partially by headwinds in the Diversified Americas segment. On a like-for-like basis, Adjusted EBITDA increased 9.2%, or $10.3 million.
Adjusted Net Income decreased $4.1 million, predominantly due to higher interest expense, offset by the increases in Adjusted EBITDA noted above. Adjusted Diluted EPS for the three months ended June 30, 2023 was $0.51 compared to $0.55 in the prior year.
Selected Segmental Financial Information (Unaudited)

	Three Months Ended
	June 30, 2023		June 30, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$839,043	$65,816	$805,831	$56,308
Diversified Fresh Produce - EMEA	915,629	42,603	849,848	38,434
Diversified Fresh Produce - Americas & ROW	417,645	14,262	448,200	17,061
Intersegment	(31,143)	—	(52,970)	—
Total	$2,141,174	$122,681	$2,050,909	$111,803

	Six Months Ended
	June 30, 2023		June 30, 2022

	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$1,637,953	$135,027	$1,555,634	$116,705
Diversified Fresh Produce - EMEA	1,713,729	66,009	1,641,003	57,711
Diversified Fresh Produce - Americas & ROW	840,396	22,032	911,892	29,269
Intersegment	(61,737)	—	(87,389)	—
Total	$4,130,341	$223,068	$4,021,140	$203,685
Fresh Fruit
Revenue increased 4.1%, or $33.2 million. Revenue was positively impacted by higher worldwide pricing of bananas and pineapples and worldwide increases in volumes of bananas sold, partially offset by lower volumes of pineapples sold.
Adjusted EBITDA increased 16.9%, or $9.5 million. Adjusted EBITDA was positively impacted by strong revenue performance, partially offset by higher fruit sourcing costs and higher costs of shipping, packaging and handling, as well as by lower commercial cargo activity.
Diversified Fresh Produce – EMEA
Revenue increased 7.7%, or $65.8 million, primarily driven by inflation-justified price increases across the segment and a positive impact from acquisitions of $15.9 million. The impact of foreign currency translation was not material in the quarter. On a like-for-like basis, revenue was 6.0%, or $51.1 million, ahead of prior year.
Adjusted EBITDA increased 10.8%, or $4.2 million, primarily driven by strong performance across the segment, particularly within the Spanish, Dutch, Irish and Czech businesses, as well as by a favorable impact from acquisitions of $0.5 million, partially offset by weaker trading results in the South African business. On a like-for-like basis, Adjusted EBITDA was 10.0%, or $3.8 million, ahead of prior year.
3 Like-for-like basis refers to the measure excluding the impact of foreign currency translation movements and acquisitions and divestitures.

Diversified Fresh Produce – Americas & ROW
Revenue decreased 6.8%, or $30.6 million, primarily driven by lower volumes across the segment, partially offset by continued strong performance for potatoes and onions in North America and inflation-justified price increases across the segment.
Adjusted EBITDA decreased 16.4%, or $2.8 million, primarily due to a challenging quarter for berries, partially offset by strong performance for potatoes and onions, as well as by strong trading results within other commodities.
Capital Expenditures
Capital expenditures for the six months ended June 30, 2023 were $41.0 million, which included investments in farm renovations and ongoing investments in IT, logistics and efficiency projects in our warehouses and processing facilities. This amount also includes $5.4 million of capital expenditures related to discontinued operations.
Net Debt
Net Debt as of June 30, 2023 was $1.0 billion.
Outlook for Fiscal Year 2023 (forward-looking statement)

We are very pleased with the Group’s performance in the first half of the year, delivering $223.0 million of Adjusted EBITDA.
In the first half of 2023, we have seen the benefit of improved logistical efficiencies in several areas, which is helping to bring more stability to our core fruit business. Partially offsetting this benefit has been the anticipated reduction in commercial cargo activity.
As we look out into the second half of the year and towards 2024, there is the potential for disruption in many of the key growing regions in Central and South America due to the onset of El Niño climatic conditions. However, we are monitoring the changing weather patterns closely and believe we are well placed to deal with potential challenges using our diverse sourcing network and due to our advanced farming practices.
While the macro-economic environment remains difficult to predict, in our business we have seen positives such as the strengthening Euro relative to the U.S. Dollar, more open supply chains, and moderation of inflation for certain input costs. However, we do continue to be impacted by higher interest rates and other foreign currency movements.
Overall, taking the above factors into account, we believe our strong first half has put us in an excellent position to deliver a good result for the year and we are now targeting an Adjusted EBITDA for 2023 of at least $350.0 million.
The above outlook includes non-GAAP financial measures. Please refer to the appendix of this release for an explanation and reconciliation of our historical non-GAAP financial measures used in this release to comparable GAAP financial measures.
Dividend
On August 16, 2023, the Board of Directors of Dole plc declared a cash dividend for the second quarter of 2023 of $0.08 per share, payable on October 5, 2023 to shareholders of record on September 14, 2023. A cash dividend of $0.08 per share was paid on July 6, 2023 for the first quarter of 2023.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the second quarter 2023 financial results. The webcast can be accessed at www.doleplc.com/investor-relations
The conference call can be accessed live by dialing (646) 307-1963 in the US or +353 (1) 582 2023 in Ireland and +44 20 3481 4247 for UK and other international participants. The conference ID is 4317462.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130

Appendix
Consolidated Statement of Operations - Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,141,174	$2,050,909	$4,130,341	$4,021,140
Cost of sales	(1,944,601)	(1,885,400)	(3,754,729)	(3,703,836)
Gross profit	196,573	165,509	375,612	317,304
Selling, marketing, general and administrative expenses	(115,667)	(110,365)	(236,546)	(219,909)
Gain on disposal of businesses	—	—	—	242
Gain on asset sales	10,723	7,926	14,696	8,421
Operating income	91,629	63,070	153,762	106,058
Other income, net	1,129	8,102	2,904	10,566
Interest income	2,640	1,410	4,949	2,994
Interest expense	(19,748)	(10,833)	(41,460)	(22,449)
Income from continuing operations before income taxes and equity earnings	75,650	61,749	120,155	97,169
Income tax expense	(16,593)	(5,300)	(27,587)	(12,658)
Equity method earnings	4,688	3,151	6,166	3,728
Income from continuing operations	63,745	59,600	98,734	88,239
Loss from discontinued operations, net of income taxes	(11,438)	(11,195)	(25,944)	(36,425)
Net income	52,307	48,405	72,790	51,814
Less: Net income attributable to noncontrolling interests	(10,032)	(7,133)	(16,356)	(11,936)
Net income attributable to Dole plc	$42,275	$41,272	$56,434	$39,878

Income (loss) per share - basic:
Continuing operations	$0.57	$0.55	$0.86	$0.80
Discontinued operations	(0.12)	(0.12)	(0.27)	(0.38)
Net income per share attributable to Dole plc - basic	$0.45	$0.43	$0.59	$0.42

Income (loss) per share - diluted:
Continuing operations	$0.56	$0.55	$0.86	$0.80
Discontinued operations	(0.12)	(0.12)	(0.27)	(0.38)
Net income per share attributable to Dole plc - diluted	$0.44	$0.43	$0.59	$0.42

Weighted-average shares:
Basic	94,909	94,878	94,904	94,878
Diluted	95,112	94,913	95,068	94,911

Consolidated Balance Sheets - Unaudited

	June 30, 2023	December 31, 2022

ASSETS	(U.S. Dollars and shares in thousands)
Cash and cash equivalents	$231,075	$228,840
Short-term investments	5,676	5,367
Trade receivables, net of allowances for credit losses of $21,460 and $18,001, respectively	627,778	610,384
Grower advance receivables, net of allowances for credit losses of $17,018 and $15,817, respectively	112,517	106,864
Other receivables, net of allowances for credit losses of $13,869 and $14,538, respectively	142,167	132,947
Inventories, net of allowances of $3,322 and $4,186, respectively	352,052	394,150
Prepaid expenses	53,656	48,995
Other current assets	33,495	15,034
Fresh Vegetables current assets held for sale	390,697	62,252
Other assets held for sale	10,488	645
Total current assets	1,959,601	1,605,478
Long-term investments	16,572	16,498
Investments in unconsolidated affiliates	125,828	124,234
Actively marketed property	29,393	31,007
Property, plant and equipment, net of accumulated depreciation of $401,416 and $375,721, respectively	1,100,599	1,116,124
Operating lease right-of-use assets	322,461	293,658
Goodwill	502,309	497,453
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $127,373 and $120,315, respectively	46,226	50,990
Fresh Vegetables non-current assets held for sale	—	343,828
Other assets	139,580	142,180
Deferred tax assets, net	69,640	64,112
Total assets	$4,618,489	$4,591,842
LIABILITIES AND EQUITY
Accounts payable	$650,967	$640,620
Income taxes payable	30,041	11,558
Accrued liabilities	329,608	381,688
Bank overdrafts	20,285	8,623
Current portion of long-term debt, net	268,203	97,435
Current maturities of operating leases	61,458	57,372
Payroll and other tax	30,329	27,187
Contingent consideration	644	1,791
Pension and other postretirement benefits	16,456	17,287
Fresh Vegetables current liabilities held for sale	302,129	199,255
Dividends payable and other current liabilities	32,198	17,698
Total current liabilities	1,742,318	1,460,514
Long-term debt, net	930,421	1,127,321
Operating leases, less current maturities	269,274	246,723
Deferred tax liabilities, net	119,148	118,403
Income taxes payable, less current portion	16,921	30,458
Contingent consideration, less current portion	6,254	5,022
Pension and other postretirement benefits, less current portion	119,663	124,646
Fresh Vegetables non-current liabilities held for sale	—	116,380
Other long-term liabilities	43,871	43,390
Total liabilities	$3,247,870	$3,272,857

Redeemable noncontrolling interests	34,391	32,311
Stockholders’ equity:
Common stock — $0.01 par value; 300,000 shares authorized and 94,929 and 94,899 shares outstanding as of June 30, 2023 and December 31, 2022	949	949
Additional paid-in capital	795,059	795,063
Retained earnings	510,306	469,249
Accumulated other comprehensive loss	(97,613)	(104,133)
Total equity attributable to Dole plc	1,208,701	1,161,128
Equity attributable to noncontrolling interests	127,527	125,546
Total equity	1,336,228	1,286,674
Total liabilities, redeemable noncontrolling interests and equity	$4,618,489	$4,591,842

Consolidated Statements of Cash Flows - Unaudited

	Six Months Ended
	June 30, 2023	June 30, 2022

Operating Activities	(U.S. Dollars in thousands)
Net income	$72,790	$51,814
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	58,007	64,770
Incremental charges on biological assets related to the acquisition of Legacy Dole	—	34,944
Net (gain) on sale of assets and asset write-offs	(14,696)	(8,421)
Stock-based compensation expense	2,768	1,981
Equity method earnings	(6,166)	(3,728)
Amortization of debt discounts and debt issuance costs	3,186	2,953
Deferred tax (benefit)	(1,057)	(9,212)
Pension and other postretirement benefit plan expense (benefit)	3,091	(89)
Dividends received from equity method investments	5,105	4,484
Other	(2,150)	(5,310)
Changes in operating assets and liabilities:
Receivables, net of allowances	(22,828)	9,031
Inventories	55,755	(9,375)
Accrued and other current and long-term liabilities	(79,959)	(11,903)
Net cash provided by operating activities	73,846	121,939
Investing activities
Sales of assets	18,562	26,544
Capital expenditures	(41,005)	(39,418)
Acquisitions, net of cash acquired	(1,685)	(4,923)
Insurance proceeds	1,850	2,278
Purchases of investments	(1,150)	(414)
Sales (purchases) of unconsolidated affiliates	1,498	(348)
Other	8	4
Net cash used in investing activities	(21,922)	(16,277)
Financing activities
Proceeds from borrowings and overdrafts	869,701	683,340
Repayments on borrowings and overdrafts	(889,593)	(754,133)
Payment of debt issuance costs	—	(270)
Dividends paid to shareholders	(15,184)	(15,180)
Dividends paid to noncontrolling interests	(16,174)	(14,588)
Other noncontrolling interest activity, net	(480)	—
Payment of contingent consideration	(1,169)	(696)
Net cash used in financing activities	(52,899)	(101,527)
Effect of foreign exchange rate changes on cash	3,210	(15,906)
Increase (decrease) in cash and cash equivalents	2,235	(11,771)
Cash and cash equivalents at beginning of period	228,840	250,561
Cash and cash equivalents at end of period	$231,075	$238,790

Reconciliation from Net Income to Adjusted EBITDA - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$52,307	$48,405	$72,790	$51,814
Loss from discontinued operations, net of income taxes	11,438	11,195	25,944	36,425
Income from continuing operations (Reported GAAP)	63,745	59,600	98,734	88,239
Income tax expense	16,593	5,300	27,587	12,658
Interest expense	19,748	10,833	41,460	22,449
Mark to market losses (gains)	1,035	(6,991)	1,857	(8,129)
(Gain) on asset sales	(10,387)	(7,816)	(14,554)	(7,816)
Incremental charges on biological assets and inventory from the Acquisition	—	17,431	—	34,944
Cyber-related incident	571	—	5,321	—
Other items[4]	190	116	863	(752)
Adjustments from equity method investments	2,922	2,195	4,245	3,323
Adjusted EBIT (Non-GAAP)	94,417	80,668	165,513	144,916
Depreciation	23,142	25,696	47,445	48,229
Amortization of intangible assets	2,574	2,773	5,190	5,615
Depreciation and amortization adjustments from equity method investments	2,548	2,666	4,920	4,925
Adjusted EBITDA (Non-GAAP)	$122,681	$111,803	$223,068	$203,685

4 For the three months ended June 30, 2023, other items is comprised of $0.2 million of asset writedowns, net of insurance proceeds. For the three months ended June 30, 2022, other items is comprised of $0.1 million in asset writedowns, net of insurance proceeds. For the six months ended June 30, 2023, other items is comprised of $0.9 million of asset writedowns, net of insurance proceeds. For the six months ended June 30, 2022, other items is comprised of $0.5 million in insurance proceeds, net of asset writedowns and $0.3 million in gains on disposal of a business.

Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item. Refer to the Appendix for supplementary detail.

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income attributable to Dole plc (Reported GAAP)	$42,275	$41,272	$56,434	$39,878
Loss from discontinued operations, net of income taxes	11,438	11,195	25,944	36,425
Income from continuing operations attributable to Dole plc	53,713	52,467	82,378	76,303
Adjustments:
Amortization of intangible assets	2,574	2,773	5,190	5,615
Mark to market losses (gains)	1,035	(6,991)	1,857	(8,129)
(Gain) on asset sales	(10,387)	(7,816)	(14,554)	(7,816)
Incremental charges on biological assets and inventory from the Acquisition	—	17,431	—	34,944
Cyber-related incident	571	—	5,321	—
Other items[5]	190	116	863	(752)
Adjustments from equity method investments	623	612	742	1,290
Income tax on items above and discrete tax items	797	(5,196)	488	(7,127)
NCI impact on items above	(736)	(953)	(1,629)	(1,411)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$48,380	$52,443	$80,656	$92,917

Adjusted earnings per share – basic (Non-GAAP)	$0.51	$0.55	$0.85	$0.98
Adjusted earnings per share – diluted (Non-GAAP)	$0.51	$0.55	$0.85	$0.98
Weighted average shares outstanding – basic	94,909	94,878	94,904	94,878
Weighted average shares outstanding – diluted	95,112	94,913	95,068	94,911

5For the three months ended June 30, 2023, other items is comprised of $0.2 million of asset writedowns, net of insurance proceeds. For the three months ended June 30, 2022, other items is comprised of $0.1 million in asset writedowns, net of insurance proceeds. For the six months ended June 30, 2023, other items is comprised of $0.9 million of asset writedowns, net of insurance proceeds. For the six months ended June 30, 2022, other items is comprised of $0.5 million in insurance proceeds, net of asset writedowns and $0.3 million in gains on disposal of a business.

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Three Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[6]	Operating Income
Reported (GAAP)	$2,141,174	(1,944,601)	196,573	9.2%	(115,667)	10,723	$91,629
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,574	—	2,574
Mark to market losses (gains)	—	54	54		—	—	54
(Gain) on asset sales	—	—	—		—	(10,387)	(10,387)
Cyber-related incident	—	—	—		571	—	571
Other items	—	190	190		—	—	190
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,141,174	(1,944,357)	196,817	9.2%	(112,522)	336	$84,631

	Three Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[7]	Operating Income
Reported (GAAP)	$2,050,909	(1,885,400)	165,509	8.1%	(110,365)	7,926	$63,070
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		2,773	—	2,773
Mark to market losses (gains)	—	(1,269)	(1,269)		—	—	(1,269)
(Gain) on asset sales	—	—	—		—	(7,816)	(7,816)
Incremental charges on biological assets and inventory from the Acquisition	—	17,431	17,431		—	—	17,431
Other items	—	116	116		—	—	116
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$2,050,909	(1,869,122)	181,787	8.9%	(107,592)	110	$74,305
6 Other operating charges for the three months ended June 30, 2023 is comprised of gains on asset sales of $10.7 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
7 Other operating charges for the three months ended June 30, 2022 is comprised of gains on asset sales of $7.9 million, as reported on the Dole plc the GAAP Consolidated Statements of Operations.

	Three Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$1,129	2,640	(19,748)	(16,593)	4,688	63,745	$(11,438)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	11,438
Amortization of intangible assets	—	—	—	—	—	2,574	—
Mark to market losses (gains)	981	—	—	—	—	1,035	—
(Gain) on asset sales	—	—	—	—	—	(10,387)	—
Cyber-related incident	—	—	—	—	—	571	—
Other items	—	—	—	—	—	190	—
Adjustments from equity method investments	—	—	—	—	623	623	—
Income tax on items above and discrete tax items	—	—	—	878	(81)	797	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$2,110	2,640	(19,748)	(15,715)	5,230	59,148	$—

	Three Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$8,102	1,410	(10,833)	(5,300)	3,151	59,600	$(11,195)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	11,195
Amortization of intangible assets	—	—	—	—	—	2,773	—
Mark to market losses (gains)	(5,722)	—	—	—	—	(6,991)	—
(Gain) on asset sales	—	—	—	—	—	(7,816)	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	17,431	—
Other items	—	—	—	—	—	116	—
Adjustments from equity method investments	—	—	—	—	612	612	—
Income tax on items above and discrete tax items	—	—	—	(5,092)	(104)	(5,196)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$2,380	1,410	(10,833)	(10,392)	3,659	60,529	$—

	Three Months Ended June 30, 2023
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$52,307	$(10,032)	$42,275	$0.44
Loss from discontinued operations, net of income taxes	11,438	—	11,438
Amortization of intangible assets	2,574	—	2,574
Mark to market losses (gains)	1,035	—	1,035
(Gain) on asset sales	(10,387)	—	(10,387)
Cyber-related incident	571	—	571
Other items	190	—	190
Adjustments from equity method investments	623	—	623
Income tax on items above and discrete tax items	797	—	797
NCI impact on items above	—	(736)	(736)
Adjusted (Non-GAAP)	$59,148	$(10,768)	$48,380	$0.51

Weighted average shares outstanding – diluted	95,112

	Three Months Ended June 30, 2022
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$48,405	$(7,133)	$41,272	$0.43
Loss from discontinued operations, net of income taxes	11,195	—	11,195
Amortization of intangible assets	2,773	—	2,773
Mark to market losses (gains)	(6,991)	—	(6,991)
(Gain) on asset sales	(7,816)	—	(7,816)
Incremental charges on biological assets and inventory from the Acquisition	17,431	—	17,431
Other items	116	—	116
Adjustments from equity method investments	612	—	612
Income tax on items above and discrete tax items	(5,196)	—	(5,196)
NCI impact on items above	—	(953)	(953)
Adjusted (Non-GAAP)	$60,529	$(8,086)	$52,443	$0.55

Weighted average shares outstanding – diluted	94,913

Supplemental Reconciliation from Net Income attributable to Dole plc to Adjusted Net Income - Unaudited
The following information is provided to give quantitative information related to items impacting comparability. Refer to the 'Non-GAAP Financial Measures' section of this document for additional detail on each item.

	Six Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[8]	Operating Income
Reported (GAAP)	$4,130,341	(3,754,729)	375,612	9.1%	(236,546)	14,696	$153,762
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		5,190	—	5,190
Mark to market losses (gains)	—	(1,336)	(1,336)		—	—	(1,336)
(Gain) on asset sales	—	—	—		—	(14,554)	(14,554)
Cyber-related incident	—	—	—		5,321	—	5,321
Other items	—	863	863		—	—	863
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,130,341	(3,755,202)	375,139	9.1%	(226,035)	142	$149,246

	Six Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Revenues, net	Cost of sales	Gross profit	Gross Margin %	Selling, marketing, general and administrative expenses	Other operating charges[9]	Operating Income
Reported (GAAP)	$4,021,140	(3,703,836)	317,304	7.9%	(219,909)	8,663	$106,058
Loss from discontinued operations, net of income taxes	—	—	—		—	—	—
Amortization of intangible assets	—	—	—		5,615	—	5,615
Mark to market losses (gains)	—	(5,357)	(5,357)		—	—	(5,357)
(Gain) on asset sales	—	—	—		—	(7,816)	(7,816)
Incremental charges on biological assets and inventory from the Acquisition	—	34,944	34,944		—	—	34,944
Other items	—	(510)	(510)		—	(242)	(752)
Adjustments from equity method investments	—	—	—		—	—	—
Income tax on items above and discrete tax items	—	—	—		—	—	—
NCI impact on items above	—	—	—		—	—	—
Adjusted (Non-GAAP)	$4,021,140	(3,674,759)	346,381	8.6%	(214,294)	605	$132,692
8 Other operating charges for the six months ended June 30, 2023 is comprised of gains on asset sales of $14.7 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.
9 Other operating charges for the six months ended June 30, 2022 is comprised of gains on asset sales of $8.4 million and a gain on disposal of businesses of $0.2 million, as reported on the Dole plc GAAP Consolidated Statements of Operations.

	Six Months Ended June 30, 2023 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$2,904	4,949	(41,460)	(27,587)	6,166	98,734	$(25,944)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	25,944
Amortization of intangible assets	—	—	—	—	—	5,190	—
Mark to market losses (gains)	3,193	—	—	—	—	1,857	—
(Gain) on asset sales	—	—	—	—	—	(14,554)	—
Cyber-related incident	—	—	—	—	—	5,321	—
Other items	—	—	—	—	—	863	—
Adjustments from equity method investments	—	—	—	—	742	742	—
Income tax on items above and discrete tax items	—	—	—	650	(162)	488	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$6,097	4,949	(41,460)	(26,937)	6,746	98,641	$—

	Six Months Ended June 30, 2022 (U.S. Dollars in thousands)
	Other income, net	Interest income	Interest expense	Income tax expense	Equity method earnings	Income from continuing operations	Loss from discontinued operations, net of income taxes
Reported (GAAP)	$10,566	2,994	(22,449)	(12,658)	3,728	88,239	$(36,425)
Loss from discontinued operations, net of income taxes	—	—	—	—	—	—	36,425
Amortization of intangible assets	—	—	—	—	—	5,615	—
Mark to market losses (gains)	(2,772)	—	—	—	—	(8,129)	—
(Gain) on asset sales	—	—	—	—	—	(7,816)	—
Incremental charges on biological assets and inventory from the Acquisition	—	—	—	—	—	34,944	—
Other items	—	—	—	—	—	(752)	—
Adjustments from equity method investments	—	—	—	—	1,290	1,290	—
Income tax on items above and discrete tax items	—	—	—	(6,920)	(207)	(7,127)	—
NCI impact on items above	—	—	—	—	—	—	—
Adjusted (Non-GAAP)	$7,794	2,994	(22,449)	(19,578)	4,811	106,264	$—

	Six Months Ended June 30, 2023
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$72,790	$(16,356)	$56,434	$0.59
Loss from discontinued operations, net of income taxes	25,944	—	25,944
Amortization of intangible assets	5,190	—	5,190
Mark to market losses (gains)	1,857	—	1,857
(Gain) on asset sales	(14,554)	—	(14,554)
Cyber-related incident	5,321	—	5,321
Other items	863	—	863
Adjustments from equity method investments	742	—	742
Income tax on items above and discrete tax items	488	—	488
NCI impact on items above	—	(1,629)	(1,629)
Adjusted (Non-GAAP)	$98,641	$(17,985)	$80,656	$0.85

Weighted average shares outstanding – diluted	95,068

	Six Months Ended June 30, 2022
	(U.S. Dollars and shares in thousands, except per share amounts)
	Net income	Net income attributable to noncontrolling interests	Net income attributable to Dole plc	Diluted net income per share
Reported (GAAP)	$51,814	$(11,936)	$39,878	$0.42
Loss from discontinued operations, net of income taxes	36,425	—	36,425
Amortization of intangible assets	5,615	—	5,615
Mark to market losses (gains)	(8,129)	—	(8,129)
(Gain) on asset sales	(7,816)	—	(7,816)
Incremental charges on biological assets and inventory from the Acquisition	34,944	—	34,944
Other items	(752)	—	(752)
Adjustments from equity method investments	1,290	—	1,290
Income tax on items above and discrete tax items	(7,127)	—	(7,127)
NCI impact on items above	—	(1,411)	(1,411)
Adjusted (Non-GAAP)	$106,264	$(13,347)	$92,917	$0.98

Weighted average shares outstanding – diluted	94,911

Supplemental Reconciliation of Prior Year Segment Results to Current Year Segment Results – Unaudited

	Revenue for the Three Months Ended
	June 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$805,831	$—	$—	$33,212	$839,043
Diversified Fresh Produce - EMEA	849,848	(1,201)	15,850	51,132	915,629
Diversified Fresh Produce - Americas & ROW	448,200	(2,247)	—	(28,308)	417,645
Intersegment	(52,970)	—	—	21,827	(31,143)
Total	$2,050,909	$(3,448)	$15,850	$77,863	$2,141,174

	Adjusted EBITDA for the Three Months Ended
	June 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$56,308	$(100)	$—	$9,608	$65,816
Diversified Fresh Produce - EMEA	38,434	(173)	513	3,829	42,603
Diversified Fresh Produce - Americas & ROW	17,061	(99)	438	(3,138)	14,262
Total	$111,803	$(372)	$951	$10,299	$122,681

	Revenue for the Six Months Ended
	June 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$1,555,634	$—	$—	$82,319	$1,637,953
Diversified Fresh Produce - EMEA	1,641,003	(54,561)	18,102	109,185	1,713,729
Diversified Fresh Produce - Americas & ROW	911,892	(5,033)	—	(66,463)	840,396
Intersegment	(87,389)	—	—	25,652	(61,737)
Total	$4,021,140	$(59,594)	$18,102	$150,693	$4,130,341

	Adjusted EBITDA for the Six Months Ended
	June 30, 2022	Impact of Foreign Currency Translation	Impact of Acquisitions and Divestitures	Like-for-like Increase (Decrease)	June 30, 2023

	(U.S. Dollars in thousands)
Fresh Fruit	$116,705	$45	$—	$18,277	$135,027
Diversified Fresh Produce - EMEA	57,711	(1,801)	1,271	8,828	66,009
Diversified Fresh Produce - Americas & ROW	29,269	(130)	566	(7,673)	22,032
Total	$203,685	$(1,886)	$1,837	$19,432	$223,068

Net Debt Reconciliation
Net Debt is the primary measure used by management to analyze the Company’s capital structure. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt as of June 30, 2023 is presented below. Net Debt as of June 30, 2023 was $1.0 billion.

	June 30, 2023	December 31, 2022

	(U.S. Dollars in thousands)
Cash and cash equivalents (Reported GAAP)	231,075	228,840
Debt (Reported GAAP):
Long-term debt, net	(930,421)	(1,127,321)
Current maturities	(268,203)	(97,435)
Bank overdrafts	(20,285)	(8,623)
Total debt, net	(1,218,909)	(1,233,379)
Less: Debt discounts and debt issuance costs (Reported GAAP)	(16,125)	(17,874)
Total gross debt	(1,235,034)	(1,251,253)
Net Debt (Non-GAAP)	$(1,003,959)	$(1,022,413)

Supplemental Consolidated Income Statement by Quarter - for the Year Ended December 31, 2022 - Unaudited

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$1,970,231	$2,050,909	$1,960,695	$2,042,568	$8,024,403
Cost of sales	(1,818,436)	(1,885,400)	(1,829,233)	(1,891,456)	(7,424,525)
Gross profit	151,795	165,509	131,462	151,112	599,878
Selling, marketing, general and administrative expenses	(109,544)	(110,365)	(103,349)	(112,934)	(436,192)
Gain (loss) on disposal of businesses	242	—	—	(50)	192
Impairment of property, plant and equipment	—	—	—	(397)	(397)
Gain on asset sales	495	7,926	767	2,596	11,784
Operating income	42,988	63,070	28,880	40,327	175,265
Other income (expense), net	2,464	8,102	9,199	(9,165)	10,600
Interest income	1,584	1,410	1,427	1,986	6,407
Interest expense	(11,616)	(10,833)	(15,677)	(18,245)	(56,371)
Income from continuing operations before income taxes and equity earnings	35,420	61,749	23,829	14,903	135,901
Income tax (expense) benefit	(7,358)	(5,300)	34,155	4,106	25,603
Equity method earnings	577	3,151	300	2,698	6,726
Income from continuing operations	28,639	59,600	58,284	21,707	168,230
Loss from discontinued operations, net of income taxes	(25,230)	(11,195)	(11,704)	(8,318)	(56,447)
Net income	3,409	48,405	46,580	13,389	111,783
Less: Net income attributable to noncontrolling interests	(4,803)	(7,133)	(6,743)	(6,608)	(25,287)
Net (loss) income attributable to Dole plc	$(1,394)	$41,272	$39,837	$6,781	$86,496

Income (loss) per share - basic:
Continuing operations	$0.26	$0.55	$0.54	$0.16	$1.51
Discontinued operations	(0.27)	(0.12)	(0.12)	(0.09)	(0.60)
Net income (loss) per share attributable to Dole plc - basic	$(0.01)	$0.43	$0.42	$0.07	$0.91

Income (loss) per share - diluted:
Continuing operations	$0.26	$0.55	$0.54	$0.16	$1.51
Discontinued operations	(0.27)	(0.12)	(0.12)	(0.09)	(0.60)
Net income (loss) per share attributable to Dole plc - diluted	$(0.01)	$0.43	$0.42	$0.07	$0.91

Weighted-average shares:
Basic	94,878	94,878	94,891	94,899	94,886
Diluted	94,909	94,913	94,908	94,928	94,914

Supplemental Reconciliation from Net Income to Adjusted EBITDA by Quarter - for the Year Ended December 31, 2022 - Unaudited

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars in thousands)
Net income (Reported GAAP)	$3,409	$48,405	$46,580	$13,389	$111,783
Loss from discontinued operations, net of income taxes	25,230	11,195	11,704	8,318	56,447
Income from continuing operations (Reported GAAP)	28,639	59,600	58,284	21,707	168,230
Income tax expense (benefit)	7,358	5,300	(34,155)	(4,106)	(25,603)
Interest expense	11,616	10,833	15,677	18,245	56,371
Mark to market losses (gains)	(1,138)	(6,991)	2,310	8,868	3,049
(Gain) on asset sales	—	(7,816)	(530)	(1,970)	(10,316)
Impairment on property, plant and equipment	—	—	—	397	397
Incremental charges on biological assets and inventory from the Acquisition	17,513	17,431	5,520	681	41,145
Other items	(868)	116	(532)	656	(628)
Adjustments from equity method investments	1,128	2,195	1,603	2,614	7,540
Adjusted EBIT (Non-GAAP)	64,248	80,668	48,177	47,092	240,185
Depreciation	22,533	25,696	25,315	25,159	98,703
Amortization of intangible assets	2,842	2,773	2,633	2,645	10,893
Depreciation and amortization adjustments from equity method investments	2,260	2,666	3,073	2,616	10,615
Adjusted EBITDA (Non-GAAP)	$91,883	$111,803	$79,198	$77,512	$360,396

Supplemental Reconciliation from Net Income attributable to Dole plc shareholders to Adjusted Net Income by Quarter - for the Year Ended December 31, 2022 - Unaudited

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars and shares in thousands, except per share amounts)
Net income (loss) attributable to Dole plc (Reported GAAP)	$(1,394)	$41,272	$39,837	$6,781	$86,496
Loss from discontinued operations, net of income taxes	25,230	11,195	11,704	8,318	56,447
Income from continuing operations attributable to Dole plc	23,836	52,467	51,541	15,099	142,943
Adjustments:
Amortization of intangible assets	2,842	2,773	2,633	2,645	10,893
Mark to market (gains) losses	(1,138)	(6,991)	2,310	8,868	3,049
(Gain) on asset sales	—	(7,816)	(530)	(1,970)	(10,316)
Incremental charges on biological assets and inventory from the Acquisition	17,513	17,431	5,520	681	41,145
Other items	(868)	116	(532)	1,053	(231)
Adjustments from equity method investments	678	612	628	662	2,580
Income tax on items above and discrete tax items	(1,931)	(5,196)	(34,501)	(8,876)	(50,504)
NCI impact on items above	(458)	(953)	(878)	(898)	(3,187)
Adjusted Net Income for Adjusted EPS calculation (Non-GAAP)	$40,474	$52,443	$26,191	$17,264	$136,372

Adjusted earnings per share – basic (Non-GAAP)	$0.43	$0.55	$0.28	$0.18	$1.44
Adjusted earnings per share – diluted (Non-GAAP)	$0.43	$0.55	$0.28	$0.18	$1.44
Weighted average shares outstanding – basic	94,878	94,878	94,891	94,899	94,886
Weighted average shares outstanding – diluted	94,909	94,913	94,908	94,928	94,914

Supplemental Selected Segmental Financial Information by Quarter - for the Year Ended December 31, 2022 - Unaudited
Revenue by Segment:

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$749,803	$805,831	$751,348	$740,167	$3,047,149
Diversified Fresh Produce - EMEA	791,155	849,848	759,964	751,594	3,152,561
Diversified Fresh Produce - Americas & ROW	463,692	448,200	479,839	573,936	1,965,667
Intersegment	(34,419)	(52,970)	(30,456)	(23,129)	(140,974)
Total	$1,970,231	$2,050,909	$1,960,695	$2,042,568	$8,024,403
Adjusted EBITDA by Segment:

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022

	(U.S. Dollars in thousands)
Fresh Fruit	$60,397	$56,308	$49,382	$39,460	$205,547
Diversified Fresh Produce - EMEA	19,277	38,434	30,686	22,656	111,053
Diversified Fresh Produce - Americas & ROW	12,209	17,061	(870)	15,396	43,796
Total	$91,883	$111,803	$79,198	$77,512	$360,396

Non-GAAP Financial Measures
Dole plc’s results are determined in accordance with U.S. GAAP.
In addition to its results under U.S. GAAP, in this Press Release we also present Dole plc’s Adjusted EBIT, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Net Debt, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that any projections and estimates will be realized in their entirety or at all. In addition, adjustment items that are excluded from non-GAAP results can have a material impact on equivalent GAAP earnings, financial measures and cash flows.
Adjusted EBIT is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (5) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2023 and June 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property and adding costs incurred for the cyber-related incident; and (6) the Company’s share of these items from equity method investments.

Adjusted EBITDA is calculated from GAAP net income by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding the income tax expense or subtracting the income tax benefit; (3) adding interest expense; (4) adding depreciation charges; (5) adding amortization charges on intangible assets; (6) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (7) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2023 and June 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property and adding costs incurred for the cyber-related incident; and (8) the Company’s share of these items from equity method investments.
Adjusted Net Income is calculated from GAAP net income attributable to Dole plc by: (1) adding the loss from discontinued operations, net of income taxes; (2) adding amortization charges on intangible assets; (3) adding mark to market losses or subtracting mark to market gains related to unrealized impacts from derivative instruments and foreign currency denominated borrowings, realized impacts on noncash settled foreign currency denominated borrowings, net foreign currency impacts on liquidated entities and fair value movements on contingent consideration; (4) other items which are separately stated based on materiality, which during the three and six months ended June 30, 2023 and June 30, 2022, included adding or subtracting asset write-downs from extraordinary events, net of insurance proceeds, subtracting the gain or adding the loss on the disposal of business interests, adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole, subtracting the gain or adding the loss on the sale of investments accounted for under the equity method, subtracting the gain or adding the loss on asset sales for assets held for sale and actively marketed property and adding costs incurred for the cyber-related incident; (5) the Company’s share of these items from equity method investments; (6) excluding the tax effect of these items and discrete tax adjustments; and (7) excluding the effect of these items attributable to non-controlling interests.
Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Net Debt is a non-GAAP financial measure, calculated as GAAP cash and cash equivalents, less GAAP current and long-term debt. It also excludes GAAP debt discounts and debt issuance costs.
Dole is not able to provide a reconciliation for projected FY'23 results without taking unreasonable efforts.